UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Aadi Bioscience, Inc. (f/k/a Aerpio Pharmaceuticals, Inc.)

(Name of issuer)

Common Stock, par value $0.0001

(Title of class of securities)

0032Q104

(CUSIP number)

Muneer A. Satter

c/o Satter Management Co., L.P.

676 N. Michigan Avenue, Suite 4000, Chicago, IL 60611

(312) 448-5500

COPY TO:

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 N. LaSalle St.

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note: The Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on March 27, 2017, and as amended by Amendments No. 1, No. 2 and No. 3 to Schedule 13D filed with the SEC on July 3, 2018, January 11, 2019 and November 23, 2020, respectively (collectively the “Prior Filings”), is hereby amended by this Amendment No. 4 to Schedule 13D (“Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Prior Filings.

Based on the number of outstanding shares of Common Stock disclosed by the Company on November 10, 2021, this Amendment No. 4 is being filed to report that the Reporting Person ceased to own more than 5% of the shares of Common Stock (see Item 1).

(1)	Names of reporting persons Muneer A. Satter
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF; OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 374,785 shares (see Item 5(a))
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 374,785 shares (see Item 5(a))
	(10)	Shared dispositive power 0 shares

(11)	Aggregate amount beneficially owned by each reporting person 374,785 shares (see Item 5(a))
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.79%
(14)	Type of reporting person (see instructions) IN

Item 1. Security and Issuer.

Item 1 of the Prior Filings is hereby amended by adding the following paragraph:

On August 26, 2021, Aadi Bioscience, Inc. (f/k/a Aerpio Pharmaceuticals, Inc.), a corporation organized under the laws of Delaware (the “Company”), completed its business combination with Aadi Subsidiary, Inc. (formerly known as Aadi Bioscience, Inc.) (“Aadi”), in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated May 16, 2021, by and among the Company, Aspen Merger Subsidiary, Inc., and Aadi, pursuant to which Aadi survived as a wholly owned subsidiary of the Company (the “Merger”). In connection with and immediately prior to the effective time of the Merger, the Company effected a reverse stock split of the shares of Common Stock, at a ratio of 15:1 (the “Reverse Stock Split”), and changed its name from “Aerpio Pharmaceuticals, Inc.” to “Aadi Bioscience, Inc.” The Company’s principal executive offices are located at 17383 Sunset Boulevard, Suite A250, Pacific Palisades, California 90272.

Solely as a result of the Merger and Reverse Stock Split, the Reporting Person ceased to own more than 5% of the shares of Common Stock based on the number of outstanding shares of Common Stock disclosed by the Company on November 10, 2021.

Item 5. Interest in Securities of the Issuer.

Paragraph (a) of Item 5 of the Prior Filings is hereby deleted and replaced as follows to reflect a decrease in the Reporting Person’s overall percentage of beneficial ownership of shares of Common Stock as a result of the the Merger and Reverse Stock Split:

(a)	Amount beneficially owned as of the date hereof

Amount beneficially owned:

The Reporting Person beneficially owns an aggregate of 374,785 shares of Common Stock.

Percent of class:

The Reporting Person beneficially owns 374,785 shares of Common Stock, or 1.79% of the total number of shares of Common Stock outstanding.

All percentages calculated in this Schedule 13D are based upon 20,894,029 outstanding shares of Common Stock as set forth in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2021

By:	/s/ Muneer A. Satter
Muneer A. Satter